Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 20, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on September 19, 2005, entitled “Vodafone Analyst and Investor Day”.

19 September 2005

VODAFONE ANALYST AND INVESTOR DAY

Vodafone Group Plc (“Vodafone”) is hosting today an analyst and investor day at its headquarters in Newbury, England.

The day will principally consist of a series of presentations by senior management from Germany, Italy, Japan, Spain and the UK giving an overview of each of these businesses.  There will also be a focus on the Other Vodafone Subsidiaries and separate presentations on the following areas: Opportunities for Growth, Technology and One Vodafone.

Arun Sarin, Chief Executive of Vodafone, will introduce the day’s events by reiterating guidance for the current financial year as outlined at the Company’s preliminary results announcement in May 2005.  He will also emphasise the core messages running through the day’s presentations;

•                  The Group is clearly focused on revenue growth opportunities

•                  3G is gaining increasing traction in the market

•                  The implementation of One Vodafone is progressing well

•                  Strong execution by the local management teams

Vodafone will report that the number of 3G devices has risen to approximately 4.35 million at 31 August 2005, comprising 3.95 million consumer devices and 400,000 Vodafone Mobile Connect 3G/GPRS data cards.  The Christmas Vodafone live! with 3G handset range, announced on 16 September 2005, promises to further increase the rising rate of 3G adoption across Vodafone’s businesses.

Vodafone will also say that Vodafone Passport - the first step in the Vodafone Travel Promise initiative - has successfully launched in 12 countries and has already attracted over 2 million customers.  Initial feedback highlights high levels of customer satisfaction, which has resulted in increased demand within the expanding roaming customer base.

In addition, Vodafone will announce the Group’s deployment of HSDPA, beginning with friendly user tests and pre-commercial launches in the first half of 2006.  A full commercial launch with end-to-end capabilities can be expected for mid-2006.  This new technology will boost current 3G user download speeds by approximately 4 times. This enhancement of Vodafone’s network will continue to improve customers’ experience of converged mobile services; and from an investment perspective, the upgrade will be incremental as it requires no new infrastructure.

The event will be broadcast live via a webcast available on the Vodafone website (www.vodafone.com/investor) beginning at 10.00am (UK time).  All presentations and related materials will be made available through the webcast.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

Vodafone, Vodafone live!, Vodafone Mobile Connect and Vodafone Passport are trademarks of the Vodafone Group.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements with respect to Vodafone’s reiteration of the guidance for its expectations for the year ending 31 March 2006 as to future performance, including turnover, cash flows, costs, capital expenditures and margins, non-voice services and their revenue contribution; share purchases; free cash flow, global integration, user penetration for both data and non data services and the benefits of the new and recently introduced services; the rate of 3G adoption as a result of the Christmas Vodafone live! with 3G handset range; and the deployment and commercial launch of HSDPA; improvements of the customer experience as a result of network enhancements, including the related customer benefits and service offerings in connection with the evolution of the network and demand for such services; and the manner of implementing the network upgrade. The statements are subject to risks and uncertainties because they relate to future events. Some of the factors which may cause actual results to differ from these forward looking statements are discussed in the written materials that accompany the presentations for the investor day referred to in this release and others can be found by referring to the information contained under the headings “Cautionary Statement Regarding Forward Looking Statements” and “Risk Factors” in our Annual Report for the year ended 31 March 2005. The written materials accompanying the investor day presentation and our Annual Report can be found on our website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 20, 2005	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary